Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

May 17, 2018

Item 3.	News Release

The News Release dated May 17, 2018 was disseminated through Newsfile.

Item 4.	Summary of Material Change

The Company completed its prospectus offering by issuing a total of 8,214,450 common shares of the Company at a price of $2.10 per common share for gross proceeds of $17,250,345, including exercise of the underwriters’ over-allotment option in full.

Item 5.1	Full Description of Material Change

The Company completed its prospectus offering announced on April 26, 2018 whereby the Company issued a total of 8,214,450 common shares of the Company at a price of $2.10 per share for gross proceeds of $17,250,345, including exercise of the underwriters’ over-allotment option in full (the “Offering”). The Offering was led by PI Financial Corp. and Cormark Securities Inc., and included Beacon Securities Limited, Eight Capital, National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc. and Canaccord Genuity Corp. as underwriters. The Company paid the underwriters a cash commission of up to 6% of the gross proceeds of the Offering.

The Company plans to use the net proceeds of the Offering for updating the resource estimate and preparation of a preliminary economic assessment at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property and Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical test work on historical in situ and muck material at the Las Chispas property; baseline work, additional surface rights acquisitions, water exploration and permitting at the Las Chispas property; option payments for the Company's Las Chispas property; and general working capital and administrative purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

N. Eric Fier, Chief Executive Officer Telephone: (604) 694-1730

Item 9.	Date of Report

May 24, 2018